Exhibit 99.1


                                  Form 51-102F3

                             MATERIAL CHANGE REPORT

                    Section 7.1 of National Instrument 51-102
                        Continuous Disclosure Obligations


ITEM 1:  REPORTING ISSUER

         Barrick Gold Corporation
         BCE Place
         Canada Trust Tower
         161 Bay Street, Suite 3700
         P.O. Box 212
         Toronto, ON  M5J 2S1

ITEM 2:  DATE OF MATERIAL CHANGE

         September 11, 2006

ITEM 3:  PRESS RELEASE

         A press release was issued by Barrick Gold Corporation ("Barrick") on September 11, 2006 and a copy of the press release is attached hereto.

ITEM 4:  SUMMARY OF MATERIAL CHANGE

         Barrick announced that it has entered into a definitive purchase and sale agreement with Gold Fields Limited regarding Barrick's indirectly held 50 per cent interest in the South Deep asset and its rights under the joint venture agreement with Western Areas Limited in the Republic of South Africa.

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

         For a full description of the material change, please refer to the press release attached hereto.

ITEM 6:  RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

         Not applicable.

ITEM 7:  OMITTED INFORMATION

         Not applicable.

ITEM 8:  SENIOR OFFICER

         The following senior officer of Barrick is knowledgeable about the material change and this report:

         Sybil E. Veenman
         Vice-President, Assistant General Counsel and Corporate Secretary
         (416) 307-7470

ITEM 9:  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.


         DATED at Toronto, Ontario this 14th day of September, 2006.



                                               by  (signed) Sybil E. Veenman
                                                   -----------------------------
                                                   Sybil E. Veenman

[GRAPHIC OMITTED]

PRESS RELEASE - September 11, 2006


Barrick Reaches Agreement with Gold Fields on South Deep Asset

Barrick Gold Corporation (ABX: TSX; NYSE) announced today that it has entered into a definitive purchase and sale agreement with Gold Fields Limited (GFI:
JSE; NYSE) regarding Barrick's indirectly held 50 per cent interest in the South Deep asset and its rights under the joint venture agreement with Western Areas Limited in the Republic of South Africa.

The consideration is comprised of US$1.525 billion of which US$1.2 billion will be paid in cash and the balance of US$325 million in Gold Fields shares (based on the average ADR trading price on the NYSE for the five trading days immediately preceding the closing of the transaction).

The agreement is subject to customary conditions including the receipt of South African regulatory approvals and is expected to close in early 2007. Western Areas Limited, Barrick's joint venture partner in the South Deep asset, has determined not to exercise its preemptive rights.

"This agreement brings value and makes sense for all concerned: Gold Fields has great expertise in deep level mining and there are synergies that they can realize in conjunction with their nearby flagship operations in South Africa," said Greg Wilkins, President and Chief Executive Officer. "Barrick's employees in South Africa will remain focused on advancing the Sedibelo platinum project and providing support and services to Barrick operations and projects in Africa."

Gold Fields' Chief Executive Officer Ian Cockerill said: "The combination of our plans to invest in the deepening of the Driefontein and Kloof gold mines and the purchase of Barrick's 50 per cent interest in South Deep will create additional value for our shareholders and secure Gold Fields' position as the premier gold producer in South Africa for the next fifty years."

Barrick acquired its 50 per cent interest in South Deep through its US$10.0 billion acquisition of Placer Dome Inc. in January 2006. Barrick completed its agreement with Goldcorp Inc. in May 2006 under which Goldcorp acquired four Placer Dome mines and other agreed interests for US$1.6 billion. The rationale for Goldcorp and the Placer Dome interests in Canada was similar to the Barrick/Gold Fields agreement relating to synergies that could be derived from consolidating mining interests.

Barrick's financial advisor is Rothschild and its legal advisors are Bowman Gilfillan in South Africa and Davies Ward Phillips & Vineberg LLP in Canada.

Barrick's vision is to be the world's best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick's shares are traded on the Toronto, New York, London, Euronext-Paris and Swiss stock exchanges.


BARRICK GOLD CORPORATION                  1                      PRESS RELEASE

INVESTOR CONTACTS:                                              MEDIA CONTACT:
James Mavor                    Mary Ellen Thorburn              Vincent Borg
Vice President,                Director,                        Senior Vice President,
Investor Relations             Investor Relations               Corporate Communications
Tel: (416) 307-7463            Tel: (416) 307-7363              Tel: (416) 307-7477
Email: jmavor@barrick.com      Email: mthorburn@barrick.com     Email: vborg@barrick.com

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements." The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; legislative, political or economic developments in the jurisdictions in which the Company carries on business, including South Africa; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.


BARRICK GOLD CORPORATION                  2                      PRESS RELEASE